# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vireo Growth Inc., CIK 0001771706
CUSIP: 92767B105
Title of class of securities: Subordinated Voting Shares
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota (MN), 55402
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048263

## Reporting persons
- CA PIPE SPV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 32,032,000; shared voting power 0; sole dispositive power 32,032,000; shared dispositive power 0; aggregate amount beneficially owned 32,032,000 (8.75% of the class)

## Item 1. Issuer
Name of issuer: Vireo Growth Inc.
Address of issuer's principal executive offices: 207 South 9th Street, Minneapolis, Minnesota, 55402

## Item 2. Person Filing
Name of person filing: CA PIPE SPV, LLC
Address of principal business office or, if none, residence: 1680 Michigan Avenue, Suite 700, Miami Beach, Florida 33139
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 32,032,000
Percent of class: 8.75
Sole power to vote or to direct the vote: 32,032,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 32,032,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CA PIPE SPV, LLC: /s/ Tony Cappell, Tony Cappell/ Chicago Atlantic Manager, LLC (12/31/2024)